SK Energy LLC	AMERICAN RESOURCES, INC.

Large Ring Energy Shareholders Call for Withhold Votes on all Members of the Board of Directors

HOUSTON, TX, November 10, 2020 /PRNewswire/-- American Resources, Inc., and SK Energy LLC, the investment vehicle of Dr. Simon Kukes, one of the largest shareholders of Ring Energy, Inc., announced today that they are calling upon their fellow shareholders to withhold votes on all members of Ring Energy's Board of Directors in the upcoming election.

Someone who purchased shares in Ring Energy five years ago has seen the value of those shares fall by more than 90%.   It appears that Ring Energy may have unofficially adopted a policy of having incumbent members of the Board select new members of the board from their personal network instead of allowing shareholders to have a say in the Board selection process.

The Company’s dismal stock price performance coupled with the Board’s apparent lack of independence raises the question whether the incumbent members of the Ring Energy Board have violated their fiduciary duties of care and loyalty to the Company and its shareholders.

SK Energy and American Resources encourage each and every shareholder of Ring Energy to examine the behavior of the incumbent Board and make an independent decision whether duties have been violated.   In addition, SK Energy and American Resources encourage the proxy advisory firms to also do a detailed investigation of the incumbent Board members.

A successful withhold votes campaign against the incumbent Board members may persuade the Board to change its behavior.

About American Resources, Inc.
American Resources, Inc. (“ARI”) is a Houston, Texas based oil and gas investment, development and operating company focused on acquisition of underexploited, distressed and/or undervalued oil and gas assets and companies where ARI believes its involvement can add value. ARI strives to maximize value through active management of assets and/or board level participation in its corporate investments.

About Dr. Kukes and SK Energy LLC
Dr. Simon Kukes is a globally-renowned consultant for oil and gas businesses in both the United States and Russia. He has held various positions over the years, including the principal of his personal investment company, SK Energy LLC, since April 2013, and currently is the largest shareholder, CEO and director of PEDEVCO Corp., an NYSE-listed oil and gas company active in the Permian and D-J Basins. Dr. Kukes boasts several awards and achievements over his lifespan and his commitment to the oil and gas industry has inspired him to publish more than 60 scientific papers and two books on the oil and gas industry of Russia and the United States. Dr. Kukes is also the holder of more than 130 patents, primarily in Oil and Petrochemical Processing.

About Ring Energy, Inc.
Founded in 2012, Ring Energy is a Midland, Texas-based oil and gas exploration, development and production company with current operations in the Permian Basin of West Texas and is recognized as the top producing oil basin in North America.

SOURCE: SK Energy LLC and American Resources, Inc.
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